June 23, 2010

VIA EDGAR AND FACSIMILE

Mr. Jay E. Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Shuffle Master, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2009
Filed January 14, 2010
Definitive Proxy Statement on Schedule 14A
Filed February 12, 2010
File No. 000-20820

Dear Mr. Ingram:

Shuffle Master, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 10, 2010.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A Filed on February 12, 2010

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page 18

1.
We note your response to comment two of our letter dated May 11, 2010.  To the extent applicable, in future filings please expand your disclosure to discuss each named executive officer’s specific contributions in advancing the 12-point pledge or other relevant business initiatives, and explain how those achievements resulted in specific compensation decisions.

RESPONSE

To the extent applicable, in future filings, we will discuss each named executive officer’s specific contributions in advancing the 12-point pledge or other relevant business initiatives, and explain how those achievements resulted in specific compensation decisions.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please feel free to call me at (702) 270-5130 or the Company’s counsel, Kirk A. Davenport at (212) 906-1284 or Keith Halverstam at (212) 906-1761, of Latham & Watkins LLP.

Very truly yours,

/s/ LINSTER W. FOX
Linster W. Fox
Executive Vice President and Chief Financial Officer